Mail Stop 3561

May 4, 2007

By Facsimile and U.S. Mail

Mr. Bradley E. Sparks
President and Chief Executive Officer
Visualant, Incorporated
500 Union Street, Suite 406
Seattle, Washington   98101

> **Re: Form 10-KSB for the Fiscal Year Ended September 30, 2006**
> **Filed January 16, 2007**
> **File No. 0-30262**

Dear Mr. Sparks:

  We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

        Sincerely,

        Michael Moran
        Accounting Branch Chief